Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the six months ended June 30, 2012 and the years ended December 31, 2011, 2010, 2009, 2008 and 2007 are as follows:

Six Months Ended		Years Ended December 31,
(Millions)	June 30, 2012	2011	2010	2009	2008	2007
Income from continuing operations before income taxes	$1,480.0	$3,077.8	$2,644.2	$1,901.2	$2,174.2	$2,796.4
Add back fixed charges	148.3	293.6	307.7	302.9	297.9	234.3
Income as adjusted ("earnings")	$1,628.3	$3,371.4	$2,951.9	$2,204.1	$2,472.1	$3,030.7

Fixed charges:
Interest expense	123.7	$246.9	$254.6	$243.4	$236.4	$180.6
Portion of rents representative of interest factor	24.6	46.7	53.1	59.5	61.5	53.7
Total fixed charges	$148.3	$293.6	$307.7	$302.9	$297.9	$234.3
Ratio of earnings to fixed charges	10.98	11.48	9.59	7.28	8.30	12.94